EXHIBIT 2

MEDIA COVERAGE

Shareholders, Shake Off Your Apathy And Vote To Stop Tom Ward And Michael Dell

Forbes

By: Richard Finger

February 21, 2013

There are currently two very high profile proxy contests circling the airwaves.  One pitting Dell Inc. and its oversized CEO Michael Dell against Southeastern Asset Management (Dell’s largest outside investor) and all shareholders in their duel to prevent Mr. Dell from taking the company private at what many believe (including me) at a price that greatly undervalues its assets and cash flow generating capability.  The second and more exigent example is TPG-Axon and its leader Dinakar Singh’s attempt to stage a metaphorical coup d’état and throw out the board of SandRidge Energy, thus ending the tyrannical reign of founder and CEO Tom Ward.

Source: http://www.forbes.com/sites/richardfinger/2013/02/21/shareholders-shake-off-your-apathy-and-vote-to-stop-tom-ward-and-michael-dell-from-screwing-you/

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